Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.279.2460 www.chc.ca
PRESS RELEASE

CHC North Sea contract update

Wednesday, June 1, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today changes to contracts in the Norwegian North Sea, as follows:

ConocoPhillips Norway has awarded CHC a five-year contract renewal for the provision of two upgraded Super Puma MK1 helicopters to provide Search and Rescue and shuttle services in the Ekofisk region of the North Sea. The contract, which commences September 1, 2006, replaces an existing contract for the provision of two AS365 N2 helicopters, and is valued at approximately $88 million (all figures in Canadian dollars) over the five-year period.

ConocoPhillips Norway has also extended an existing crew-change contract to September 1, 2006, but has announced it will not renew the contract with CHC beyond this date. BP/Talisman has extended a related crew-change contract to December 31, 2005, but has announced it will not renew the contract with CHC beyond this date. These two crew change contracts utilize a combined three Super Puma MK2 aircraft plus pool use aircraft, and are currently valued at a total of $46 million per annum.

CHC has identified several potential markets for the redeployment of these aircraft in 2006 and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world. With the recent creation of Heli-One, an independent leasing and repair and overhaul division within the company, CHC is confident it will be better able to keep its fleet fully utilized despite changes in regional markets.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan
& Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.